

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Kevin M. Payne
President and Chief Executive Officer
Southern California Edison Company
2244 Walnut Grove Avenue (P.O. Box 800)
Rosemead, California 91770

William M. Petmecky, III
President and Manager
SCE Recovery Funding LLC
2244 Walnut Grove Avenue (P.O. Box 5407)
Rosemead, California 91770

> **Re: Southern California Edison Company**
> **SCE Recovery Funding LLC**
> **Registration Statement on Form SF-1**
> **Filed November 5, 2021**
> **File Nos. 333-260838 and 333-260838-01**

Dear Mr. Payne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eathen Gums at 202-551-7991 or Benjamin Meeks at 202-551-7146 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance